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                            June 9, 2020

       Donald A. Merril
       Executive Vice President and Chief Financial Officer
       U.S. Silica Holdings, Inc.
       24275 Katy Freeway, Suite 600
       Katy, TX 77494

                                                        Re: U.S. Silica
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 25,
2020
                                                            File No. 001-35416

       Dear Mr. Merril:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Summary of Reserves, page 42

   1. Proven and probable reserves are disclosed for your Cheto, Colado, Fernley, Fowlkes, and
                                                        Hazen Mines. Please
forward to our engineer as supplemental information and not as part of your filing, your
information that establishes the legal, technical, and economic feasibility of your
materials designated as reserves, as required by Industry Guide 7(c).
                                                        The information
requested includes, but is not limited to:

                                                            Property and
geologic maps

                                                            Description of your
sampling and assaying procedures

                                                            Drill-hole maps
showing drill intercepts

                                                            Cutoff grades used
for each category of your reserves and resources
 Donald A. Merril
U.S. Silica Holdings, Inc.
June 9, 2020
Page 2

           Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

              A detailed description of your procedures for estimating reserves

           Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

           A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

         To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

         In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the
         Exchange Act.

         If there are any questions concerning the above request, please phone Mr. George K.
         Schuler, Mining Engineer at (202) 551-3718.
2. We note your reserve price ranges for Diatomaceous Earth, Perlite, and Clays. Please provide an annual summary of your product sales, volumes, and revenues for the last 5 years that support your reserve estimate price ranges. As part of your response, tell us how you determined that the upper ranges of your reserve prices reflect your sales markets.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact George K. Schuler at (202) 551-3718 or Ethan Horowitz at (202) 551-
3311 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameDonald A. Merril                             Sincerely,
Comapany NameU.S. Silica Holdings, Inc.
                                                               Division of
Corporation Finance
June 9, 2020 Page 2                                            Office of Energy
& Transportation
FirstName LastName